U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                   FORM 12B-25                      000-30683
                                                                  CUSIP Number
                          NOTIFICATION OF LATE FILING                054943
                                  (Check One):

    [   ] Form 10-K and Form 10-KSB     [ X ] Form 20-F      [  ] Form 11-K
               [   ] Form 10-Q and 10-QSB      [   ] Form N-SAR

     For Period Ended: December 31, 2002
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.
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PART I - REGISTRANT INFORMATION

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Full name of Registrant:   Verb Exchange Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number):

                            c/o Suite 1600, 609 Granville Street
                            Vancouver, BC, Canada, V7Y 1C3



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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
             thereof will be filed on or before the fifteenth calendar
  X          day following the prescribed due date; or the subject quarterly
-----        report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)    The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          Due to the complexities in accounting for the reverse acquisition of the registrant by Verb Exchange Inc. in late 2002, the audit of the financial statements was not completed until mid-day on June 30, 2003, too late to timely file the report. No portion of the report should be filed in advance of the full report, expected to be filed on or before July 15, 2003.



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Part IV - Other Information

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     (1) Name and telephone number of person to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                              [ X ]Yes   [   ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [   ]Yes   [   ]No

          Not applicable, as the change would have to be measured only within the new registrant by succession (Verb Exchange, Inc.), and the audit of the registrant's financial statements has not been completed. Any comparison with the former business of the registrant would not be meaningful.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               VERB EXCHANGE INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    July 1, 2003                  By:    /s/  David Ebert
       ----------------------              -------------------------------------
                                           DAVID EBERT, Chief Financial Officer



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